Exhibit 99.17

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Mike Sangster is appointed Senior Vice-President,

Investor Relations

Paris, March 6, 2015 - Effective March 1st 2015, Mike Sangster is appointed Senior Vice-President, Investor Relations of Total. He succeeds Martin Deffontaines who is appointed Exploration & Production Senior Vice President Strategy, Business Development and R&D.

Prior to joining the Investor Relations team, Mike Sangster was the Managing Director of Total E&P Australia since 2010.

He has held a variety of positions in Exploration & Production within Total since 1995. Before his role in Australia, Mike was President & General Manager of Total’s Upstream subsidiary in Thailand. Other roles have included Vice President of Economics, Strategy and Planning, Vice President Business Development & Strategy for Total E&P USA, and Senior International Negotiator.

Prior to joining Total, Mike qualified as an Electrical Engineer at the University of Aberdeen and was Corporate Development Manager for Scottish Power plc

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com